EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cablevision Systems Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Cablevision Systems Corporation (the Company) of our reports dated February 25, 2015, with respect to the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of income, stockholders’ deficiency, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Melville, New York
May 22, 2015